Exhibit 12
Computation of Ratio of Earnings to Fixed Charges

	Successor						Predecessor
	Nine Months Ended December 31,	Nine Months Ended December 31,	Year Ended March 31,	Three Months Ended March 31,	Year Ended December 31,	87 Days Ended December 31,	191 Days Ended July 10,	Years Ended December 31,
	2015	2014	2015	2014	2013	2012	2013	2012	2011	2010
	(in millions)
Earnings (loss):
(Loss) income from continuing operations before income taxes	$(1,315)	$(3,722)	$(3,919)	$(95)	$(1,815)	$(23)	$443	$(4,172)	$(2,636)	$(3,299)
Equity in losses of unconsolidated investments, net	—	—	—	—	—	—	482	1,114	1,730	1,286
Fixed charges	2,353	2,212	2,969	747	1,367	—	1,501	2,365	2,068	2,081
Interest capitalized	(40)	(41)	(56)	(13)	(30)	—	(29)	(278)	(413)	(13)
Amortization of interest capitalized	100	99	133	33	56	—	71	81	48	85
Earnings (loss), as adjusted	1,098	(1,452)	(873)	672	(422)	(23)	2,468	(890)	797	140
Fixed charges:
Interest expense	1,630	1,528	2,051	516	918	—	1,135	1,428	1,011	1,464
Interest capitalized	40	41	56	13	30	—	29	278	413	13
Portion of rentals representative of interest	683	643	862	218	419	—	337	659	644	604
Fixed charges	2,353	2,212	2,969	747	1,367	—	1,501	2,365	2,068	2,081
Ratio of earnings to fixed charges	— (1)	— (2)	— (3)	— (4)	— (5)	— (6)	1.6 (7)	— (8)	— (9)	— (10)

(1)	Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $1.3 billion for the nine months ended December 31, 2015.

(2)	Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $3.7 billion for the nine months ended December 31, 2014.

(3)	Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $3.8 billion in the year ended March 31, 2015.

(4)	Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $75 million for the three months ended March 31, 2014.

(5)	Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $1.8 billion in the year ended 2013.

(6)	Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $23 million for the 87 days period ended December 31, 2012.

(7)
The income from continuing operations before income taxes for 191 days period ended July 10, 2013 included a pretax gain of $2.9 billion as a result of acquisition of our previously-held equity interest in Clearwire.

(8)	Predecessor earnings (loss), as adjusted were inadequate to cover fixed charges by $3.3 billion in the year ended 2012.

(9)	Predecessor earnings (loss), as adjusted were inadequate to cover fixed charges by $1.3 billion in the year ended 2011.

(10)	Predecessor earnings (loss), as adjusted were inadequate to cover fixed charges by $1.9 billion in the year ended 2010.